UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION
                   Washington,D.C.  20549



                      SCHEDULE 13D/A
       Under the Securities Exchange Act of 1934
                 (Amendment No. 3 )

                   GENERAL DEVICES,INC.
                    Name of Issuer

                    COMMON STOCK
            Title of Class of Securities

                    369514 10 4
                    Cusip Number

                 Theodore A Raymond
215 West Church Rd King of Prussia,PA 19406 (610)992-1455
 (Name,Address,telephone,of person authorized to receive notices and Communications)

                  February 1,1999
  (date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D,and is filing this schedule because of Rule 13d-1(b)(3)or(4),check the following box.-_.

Note:Six copies of this statement should be filed with the commission.See Rule 13d-(a) for whom should receive copies.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities,and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be FILED for the purpose of Section 18 of the Securities Exchange Act of 1934 ACT or otherwise subject to the Liabilities of that section of the Act but shall be subject to all other provisions of the Act.



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CUSIP No.  369514104

      1.  Names of Reporting Persons.
          I.R.S. Identification Nos.of above persons.

          Theodore A Raymond   S.S.No  ###-##-####

      2.  Check the appropriate Box if a member of a Group

          (a)     none

          (b)     none

      3.  SEC Use Only  .....

      4.  Source of Funds ....PF

      5   Legal Proceedings per Items 2(d) or 2(e)...none

      6.  Citizenship .....U.S.A.

Number of Shares Beneficially Owned by each Reporting person...
with..

         7. Sole Voting Power  .... 1,199,460

         8. Shared Voting Power ... none

         9. Sole Dispositive Power. 1,199,460

         10.Shared Dispositive Power.none

       11.Aggregate Amount Beneficially owned by each..1,199,460

       12.Check if Aggregate Amount Excludes certain Shares.none

       13.Percent of Class Represented by Amount in Row(11)..24%

       14.Type of Reporting Person
          .... IN .....





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                            SCHEDULE 13D

ITEM 1.SECURITY AND ISSUER

       Common Stock

       General Devices,Inc.
       215 West Church Rd
       King of Prussia,Pa. 19406

ITEM 2.IDENTITY AND BACKGROUND

       Theodore A Raymond
       661 Thomas Jefferson Rd
       Wayne,Pa.  19087

       President,Chairman and over 10% holder INSIDER

       The FILER has never been convicted of a crime.

       The FILER was never a Party to a Civil Procedure concerning Federal or State Securities Laws.

       The FILER is a U.S. Citizen.

ITEM 3.SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       Personal Funds.

ITEM 4.PURPOSE OF TRANSACTION

       Investment Purposes

ITEM 5.INTEREST IN SECURITIES OF THE ISSUER

       On February 1,1999 FILER privately sold 150,000 shares,reducing his Beneficial ownership to
       1,199,460 shares or 24% of the Outstanding Shares.


ITEM 6.CONTRACTS,ARRANGEMENTS,UNDERSTANDING OR RELATIONSHIPS
       WITH RESPECT TO SECURITIES OF THE ISSUER

       None

ITEM 7.MATERIAL TO BE FILED AS EXHIBITS

       None
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SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief,I certify that the information set forth in this statement is true,complete and correct.

2/8/99
Date

(s)Theodore A Raymond
Signature

Theodore A Raymond,President
Name/Title














Attention: Intentional Misstatements or omissions of fact constitute Federal criminal violations(See 18 U.S.C. 1001)











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